Exhibit 99.2

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EZchip Investor Presentation
December 2015

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This presentation contains forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies,
Ltd.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause
EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of
Tilera’s business and other factors indicated in EZchip's filings with the Securities and Exchange
Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6
-K (including EZchip’s Notice of Extraordinary General Meeting (EGM) dated November 19, 2015 and the Proxy Statement for the EGM expected to be filed and mailed to shareholders during the week of December 21, 2015). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.
Safe Harbor Statement

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Agenda
❑ Overview of EZchip
❑ Merits and Rationale of Transaction with Mellanox
❑ Go-Shop Process Update
❑ EZchip Business Update
❑ Closing Summary

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❑ Fabless semiconductor company, NASDAQ and TASE listed (EZCH)
❑ Provider of processors for carrier and data center networks
 ▪ NPUs (Network Processors)
 ▪ Multicore CPUs
 ▪ Intelligent network adapters and network appliances
❑ EZchip is a strategic supplier of NPUs to Tier-1 networking vendors
 ▪ EZchip is targeting the new SDN/NFV market with the large service providers and data center operators as direct customers
 ▪ EZchip's next gen NPU, the NPS, and the entry to the multicore CPU market through the Tilera acquisition expand EZchip’s TAM
❑ Founded in 1999; 280 employees, over 200 in R&D
 ▪ Global offices in Israel (HQ); San Jose, CA; Boston, MA; and China
EZchip Overview

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▪ Mellanox to acquire EZchip for $25.50 per share in cash
▪ Fully financed
▪ Attractive Premium
 • 16% premium over the closing price of EZchip shares on
 9/29/15 (last trading day prior to transaction
 announcement)
 • 33% and 31% premium over the volume-weighted
 average closing prices of EZchip’s ordinary shares over
 the 12-month and 3-month periods prior to public
 announcement of the transaction respectively

▪ Expected to close in Q1 2016
▪ Extraordinary General Meeting - January 19, 2016 - to
   approve proposed transaction
▪ Unanimously approved by EZchip’s Board of Directors
▪ Subject to approval by EZchip’s shareholders

Transaction with Mellanox Summary
 Purchase Price
 Closing

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▪ $25.50 per share in cash offer price represents full and fair valuation to EZCH shareholders ▪ Implied multiples compare favorably to peers and precedent semiconductor transactions

▪ The Mellanox offer is the best possible outcome for EZchip shareholders
▪ Provides immediate cash value - 33% and 31% premiums over respective 12- and 3-month volume weighted average closing prices; 16% over last trading day to announcement
▪ Valuation is attractive compared to other semiconductor transactions

▪ Prior to the announcement of transaction, Barclays reached out to six strategic buyers
▪ On November 17, 2015 Barclays undertook a 30-day Go-Shop period (Merger Agreement with Mellanox was amended to waive the Termination Fee) and contacted 31 strategic buyers
▪ No buyers emerged from either Market Check or Go-Shop process and no unsolicited indications of interest were received

▪ Macro themes and unprecedented wave of consolidation in semiconductor industry suggest additional business risks for EZchip as a stand-alone company
▪ It is becoming very difficult for small semiconductor companies to compete given lack of scale
▪ Partner needed to succeed in a consolidating industry

Mellanox Transaction is in the Best
Interest of EZchip Shareholders
 Attractive
 Valuation
 Certainty of
 Value
 Industry
 Consolidation
 Supports Scale
 Comprehensive
 Process

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 Clear and
 Significant
 Execution Risks
 as Stand Alone
 Company

▪ EZchip is the clear leader in network processors (NPU) but NPUs represent a small addressable market in which the largest target routing customers are developing NPUs in house:
 • Juniper in 2009 (EZchip’s largest customer at such time), Huawei in 2012 and most recently Cisco in 2015 (~35% EZchip revenue in Q1-Q3 2015) decided to go in-house for NPU functionality
 • History with Juniper suggests winning Cisco back is very difficult due to its software investments around in-house ASIC
 • With Alcatel-Lucent that always developed NPUs in house, these are the four largest routing vendors and EZchip’s largest potential customers
▪ EZchip’s next generation NPS leapfrogs the competition, but must win high volume white box router designs in data centers to offset the loss of the traditional routing vendors
 • With its NPS product line, EZchip has won three tier-1 white box and data center customers; however, it is not clear what revenue these design wins will translate to or when
 • There are already other third party chips that are not NPUs, but provide simpler and lower cost routing solutions for the vast majority of white boxes, which could significantly reduce the addressable market for the NPS-400
▪ The Tilera acquisition enabled EZchip to enter the multi-core space and expand its addressable market (~$1.3 billion estimate for 2017)(1), but in contrast to the NPU market, the TAM has greater barriers to entry
 • Where EZchip was able to create a niche for itself in the NPU market, the multi-core space is crowded with well-capitalized, large scale competitors (including
 Avago/Broadcom, Intel/Altera, NXP/Freescale), and EZchip’s next generation multi-core
 CPU is not expected to be in production until 2018

Mellanox Transaction is in the Best
Interest of EZchip Shareholders
___________________________
1. The Linley Group. and EZchip

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Go-Shop Process Update
No Buyers Emerged
❑ Mellanox and EZchip agreed to amend the Merger Agreement to include a 30-day Go-Shop period and waive the Termination Fee
❑ During the Go-Shop period, EZchip actively solicited alternative offers from third parties
❑ The Company, through its financial advisor, Barclays, approached 31 potential strategic buyers about a potential transaction with EZchip
❑ None of the parties contacted submitted a proposal to acquire EZchip. No other party independently approached either EZchip or Barclays expressing an interest in exploring a purchase of the Company
 ▪ One of the strategic parties signed a confidentiality agreement and held a conference call with EZchip management and representatives of Barclays. That potential buyer did not submit a proposal and notified Barclays it was not interested in a transaction with EZchip
❑ EZchip’s Board is committed to acting in the best interests of all shareholders as further demonstrated by the amended Merger Agreement and Go-Shop period.
EZchip’s Board carefully, in full exercise of its fiduciary duty to all shareholders, ran a robust sale process to obtain the highest price available
EZchip’s Board unanimously recommends shareholders vote FOR the transaction with
Mellanox, which provides significant, compelling and certain cash value to EZchip shareholders

Date	Broker	Rating	Price Target	Price on Rating Date
8/31/2015	The Benchmark Company	Buy	$25.00	$22.92
8/30/2015	Jefferies	Neutral	$22.00	$22.56
8/13/2015	Brean Capital	Buy	$23.00	$20.26
8/13/2015	Chardan Capital Markets	Neutral	$20.00	$20.26
8/12/2015	Barclays	Neutral	$19.00	$18.81

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Acquisition Validated by
Sell-Side Research
❑ All 5 analysts had price targets below the $25.50 offer price prior to the announcement of the transaction
❑ Wall Street research analysts published reports supporting the acquisition following the announcement
“We agree with
 management that
 EZchip would be better
 positioned within a
 larger, more diversified
 company.”
- Jefferies, 9/30/15(1)
“EZchip's recent setbacks at
 CSCO to internal silicon and
 the still looming competitive
 threat of Intel in core fabric
 seems to point to a balanced
 risk / reward profile…”
- Credit Suisse, 9/30/15(1)
“ ~4.5x FY16P/sales
 multiple that represents a
 valuation generally
 consistent to slightly rich
 relative to other strategic
 growth acquisitions.”
- JMP Securities,
 9/30/15(1)
___________________________
1. Permission to use quotations neither sought nor obtained.
“We believe there is
 only a small
 chance EZCH may
 attract a higher
 offer.”
- Benchmark,
 9/30/15(1)

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NPS Update
❑ NPS-400 samples arrived and working
 ▪ Testing will continue for several more months
 ▪ Samples related revenues expected throughout 2016
 ▪ Production is expected to begin early 2017, as planned
❑ Design Win update
 ▪ The sale cycle for a product such as NPS is long as in many cases it is a strategic decision for the customer and requires commitment of significant resources
 ▪ The five Tier-1 design wins we reported in August were the culmination of efforts that amount to over two years of continued work with each of these customers
 ▪ One of the three Tier-1 data center wins from August updated EZchip that a Packet Processor and not NPS will be used for routing and NPS will be used for L4-7 services
 ▪ We continue our focus on gaining new design wins for the NPS product line from our current
 NP-4/NP-5 customers as well as from the new customers in the new markets
 ▪ Presently, we can report one new Tier-2 design win in the data center switch market

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Challenges Facing a Standalone
EZchip - NPUs
❑ EZchip is the clear leader in the merchant NPU market that, however, represents a small TAM
❑ Market developments in the past year have impacted the risk / reward profile of EZchip’s NPS
 ▪ NPS carrier challenge: Merchant NPUs are impacted as carrier vendors continue to opt out for in-house chips (Alcatel-Lucent, Juniper, Huawei, Cisco)
 ▪ According to The Linley Group in their 2015 “Guide To Network Processors” from two weeks ago: “The long term trend of merchant NPUs replacing ASICs has come to an end as leading OEMs continue to design captive NPUs”(1)
 ▪ NPS data center challenge: Packet Processors, such as Broadcom’s Strata DNS, that are now included in the NPU TAM are used today in data center switches, and are being selected today for data center routers
 ▪ One of the three Tier-1 data center wins from August updated EZchip that they will use a Packet Processor, and not NPS, for routing and NPS will be used for L4-7 services, which are a fraction of the potential volume of routers
 ▪ EZchip’s market share can shrink in coming years if additional data center routers and white boxes adopt Packet Processors, such as Broadcom’s Strata DNS, for routing
___________________________
1. Permission to use quotations neither sought nor obtained.

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Challenges Facing a Standalone
EZchip - Multicore CPUs
❑ To reduce EZCH’s dependence on the NPU market, we increased TAM to also include the
 Multicore market, through the Tilera acquisition
❑ Multicore TAM is estimated at $1.3B, accounting for all performance levels (high and low speed)
❑ However, EZchip’s Tile-Mx addresses the super-high speed segment of the addressable market
❑ The Multicore market is more diverse and is served by a wide range of CPU speeds
❑ Super high-speed is not the dominant portion of today’s market
❑ It might take many years for the Multicore market to shift focus to the high-speed CPUs
❑ EZchip is a relatively new entrant to the Multicore market, which is already heavily dominated by large and established players

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Note: Values are non-GAAP.
Cash $200M, no debt (September 30, 2015)
Revenues
OPEX
Operating Margin
Net Margin
Gross Margin
$63.5M
77.9%
$20.1M
46%
49%
Non-GAAP EPS
$1.09
2011
$54.7M
83.9%
$21.3M
45%
49%
$0.92
2012
$70.9M
83.4%
$25.6M
47%
50%
$1.18
2013
$84.0M
80.4%
$32.1M
42%
44%
$1.19
2014
Non-GAAP Operating Model
$85.9M
75.3%
$36M
33%
35%
$0.94
Q1-Q3
2015
Q4 2015 revenues guidance of ~$25M due to near-term inventory adjustments across several key customers that are serving the carrier networking space
___________________________
Note: Please review in conjunction with the reconciliation of the non-GAAP measures to the most comparable GAAP measures included in the Company’s filings with the SEC on Form 6-K.

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Closing Summary
❑ Unanimous Board recommendation is to vote FOR the merger with Mellanox on January
 19, 2016
 ✓ Mellanox’s offer represents an attractive valuation based on precedent transactions, trading multiples of peers and premium
 ✓ All cash fully financed $25.50 per share offer today is better than banking on the potential long term prospects of EZchip given high execution risks
 - While EZchip has been gaining initial traction with its NPS product line, there are execution risks that put a significant portion of revenue at risk (other third party non-NPU chips may be able to provide simpler and lower cost routing solutions for the vast majority of white boxes)
 ✓ The transaction with Mellanox is a result of a robust sale process that did not yield any other indication of interest or a competing offer
 - During the 30-day Go-Shop period, representatives of Barclays approached 31 potential strategic buyers on behalf of EZchip to determine their interest in exploring a potential transaction
 - None of the 31 strategic buyers contacted submitted a proposal to acquire EZchip
 - No unsolicited indications of interest were received by either Barclays or EZchip
 ✓ Consolidation in the industry is making it very difficult for small semiconductor companies to compete given their lack of scale and creates an additional risk to the EZchip stand-alone business prospects

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